Nuveen Fund Advisors, Inc.

333 West Wacker Drive

Chicago, IL 60606

Phone: 312-917-7700

www.nuveen.com

May 23, 2011

OVERNIGHT DELIVERY AND EDGAR

Kieran Brown

Senior Counsel

Division of Investment Management

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Nuveen Short Duration Credit Opportunities Fund

Registration Statement on Form N-2

File Nos. 333-171661 and 811-22518

Dear Mr. Brown:

In accordance with Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended, Nuveen Short Duration Credit Opportunities Fund (the “Fund”) hereby requests acceleration of the effective date of the above-captioned Registration Statement so that it will become effective by 10:00 a.m., Eastern Time, on May 25, 2011 or as soon thereafter as practicable.

The Fund also hereby requests that effectiveness of its Registration Statement on Form 8-A under the Securities Exchange Act of 1934, as amended, be accelerated to be concurrent with the effectiveness of the above-captioned Registration Statement.

Sincerely,

NUVEEN SHORT DURATION CREDIT OPPORTUNITIES FUND

By:	/s/ Kevin J. McCarthy
Kevin J. McCarthy
Vice President and Secretary

[UBS SECURITIES LLC LETTERHEAD]

May 23, 2011

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attn:	Kieran Brown, Esq.
Senior Counsel
Division of Investment Management

Re:	Nuveen Short Duration Credit Opportunities Fund
Registration Statement on Form N-2 (File Nos. 333-171661 and 811-22518)

Dear Mr. Brown:

In connection with the above-referenced Registration Statement, and pursuant to Rule 461 under the Securities Act of 1933, UBS Securities LLC, as representative of the several Underwriters, hereby joins the above-referenced registrant in requesting that the effective date of such Registration Statement be accelerated so that it will be declared effective by 10:00 a.m., Eastern time, on May 25, 2011, or as soon thereafter as possible.

The following information with respect to the expected approximate distribution of Preliminary Prospectuses dated April 22, 2011 and distributed between April 22, 2011 and May 25, 2011 is furnished pursuant to Rule 460 under the Securities Act of 1933:

Nuveen Short Duration Credit Opportunities Fund

No. of Copies
To Individuals / Institutions / Prospective Underwriters	129,915
To Statistical, Public Services, NASD, NYSE	85

TOTAL	130,000

With respect to Rule 15c2-8 under the Securities Exchange Act of 1934 (the “Rule”), we wish to advise the Commission that the Underwriters will distribute copies of the Preliminary Prospectus to any person who is expected to receive a confirmation of sale at least 48 hours prior to the date we expect to mail such confirmations. Selected dealers, if any, represent that they will comply with the Rule.

Yours truly,

UBS SECURITIES LLC

By:	/s/ Todd Reit
Todd Reit
Managing Director

By:	/s/ Colin M. Riendeau
Colin M. Riendeau
Associate Director